# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NATIONAL ENERGY SERVICES REUNITED CORP., CIK 0001698514
CUSIP: G6375R107
Title of class of securities: Ordinary shares, no par value per share
Address of issuer's principal executive offices: 777 Post Oak Blvd., Suite 730, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 04/01/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001172661-23-001890
Filed by CIK 0001541901

## Reporting persons
- Encompass Capital Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,123,247; sole dispositive power 0; shared dispositive power 9,123,247; aggregate amount beneficially owned 9,123,247 (9.5% of the class)
- Encompass Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,143,157; sole dispositive power 0; shared dispositive power 7,143,157; aggregate amount beneficially owned 7,143,157 (7.44% of the class)
- Todd J. Kantor: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,123,247; sole dispositive power 0; shared dispositive power 9,123,247; aggregate amount beneficially owned 9,123,247 (9.5% of the class)
- Encompass Capital Master Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,892,571; sole dispositive power 0; shared dispositive power 4,892,571; aggregate amount beneficially owned 4,892,571 (5.09% of the class)

## Item 1. Issuer
Name of issuer: NATIONAL ENERGY SERVICES REUNITED CORP.
Address of issuer's principal executive offices: 777 Post Oak Blvd., Suite 730, Houston, Texas 77056

## Item 2. Person Filing
Name of person filing:
Encompass Capital Advisors LLC
Encompass Capital Partners LLC
Todd J. Kantor
Encompass Capital Master Fund L.P.
Address of principal business office or, if none, residence:
Encompass Capital Advisors LLC: 200 Park Avenue, Suite 1604, New York, NY 10166
Encompass Capital Partners LLC: 200 Park Avenue, Suite 1604, New York, NY 10166
Todd J. Kantor is c/o Encompass Capital Advisors LLC: 200 Park Avenue, Suite 1604, New York, NY 10166
Encompass Capital Master Fund L.P.: C/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, E9 KY1-9009
Citizenship:
Encompass Capital Advisors LLC is a Delaware Limited Liability Company
Encompass Capital Partners LLC is a Delaware Limited Liability Company
Todd J. Kantor is a US citizen
Encompass Capital Master Fund L.P. is a Cayman Islands exempted Limited Partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Encompass Capital Advisors LLC
9,123,247

Encompass Capital Partners LLC
7,143,157

Todd J. Kantor
9,123,247

Encompass Capital Master Fund L.P.
4,892,571
Percent of class:
Encompass Capital Advisors LLC
9.50%

Encompass Capital Partners LLC
7.44%

Todd J. Kantor
9.50%

Encompass Capital Master Fund L.P.
5.09%
Sole power to vote or to direct the vote:
Encompass Capital Advisors LLC
0

Encompass Capital Partners LLC
0

Todd J. Kantor
0

Encompass Capital Master Fund L.P.
0
Shared power to vote or to direct the vote:
Encompass Capital Advisors LLC
9,123,247

Encompass Capital Partners LLC
7,143,157

Todd J. Kantor
9,123,247

Encompass Capital Master Fund L.P.
4,892,571
Sole power to dispose or to direct the disposition:
Encompass Capital Advisors LLC
0

Encompass Capital Partners LLC
0

Todd J. Kantor
0

Encompass Capital Master Fund L.P.
0
Shared power to dispose or to direct the disposition:
Encompass Capital Advisors LLC
9,123,247

Encompass Capital Partners LLC
7,143,157

Todd J. Kantor
9,123,247

Encompass Capital Master Fund L.P.
4,892,571

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on SCHEDULE 13G/A with respect to the shares of Ordinary Shares of NATIONAL ENERGY SERVICES REUNITED CORP., dated as of April 8, 2025 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: April 8, 2025

Encompass Capital Advisors LLC
By: Todd J. Kantor
Name: Todd J. Kantor
Title: Managing Member

Encompass Capital Partners LLC
By: Todd J. Kantor
Name: Todd J. Kantor
Title: Managing Member

Todd J. Kantor
By: Todd J. Kantor
Name: Todd J. Kantor

Encompass Capital Master Fund L.P.
By: Todd J. Kantor
Name: Todd J. Kantor
Title: Director

## Signatures
- Encompass Capital Advisors LLC: Todd J. Kantor, Todd J. Kantor / Managing Member (04/08/2025)
- Encompass Capital Partners LLC: Todd J. Kantor, Todd J. Kantor / Managing Member (04/08/2025)
- Todd J. Kantor: Todd J. Kantor, Todd J. Kantor (04/08/2025)
- Encompass Capital Master Fund L.P.: Todd J. Kantor, Todd J. Kantor / Director (04/08/2025)